Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Six
	Months Ended
	June 30,
	2014	2013
Income (loss) from continuing operations before taxes	$963	$723
Sub-total of fixed charges	133	137
Sub-total of adjusted income (loss)	1,096	860
Interest on annuities and financial products	1,256	1,228
Adjusted income (loss) base	$2,352	$2,088
Fixed Charges
Interest and debt expense	$134	$129
Interest expense (income) related to uncertain tax positions	(8)	1
Portion of rent expense representing interest	7	7
Sub-total of fixed charges excluding interest on
annuities and financial products	133	137
Interest on annuities and financial products	1,256	1,228
Total fixed charges	$1,389	$1,365

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	8.24	6.28
Ratio of adjusted income (loss) base to total fixed
charges	1.69	1.53